Exhibit 99.23(h)(iii)

As of October 1, 2008

Mr. Peter C. Artemiou
Old Westbury Funds, Inc.
760 Moore Road
King of Prussia, PA 19406

Re:	Exclusion of Certain Assets from Administration and Accounting Services Fee Calculation for Old Westbury Real Return Fund

Dear Mr. Artemiou:

          As you are aware, PNC Global Investments Servicing (U.S.) Inc. (formerly, PFPC, Inc.) (“PNC”) serves as the administrator and accounting services agent of the Old Westbury Real Return Fund (the “Fund”), a series of Old Westbury Funds, Inc. (the “Corporation”), pursuant to an Administration and Accounting Services Agreement and related Fee Letter Agreement (together, the “Agreements”). Under the Agreements, the Fund has agreed to pay PNC an asset-based fee for administration and accounting services provided to the Fund, among other fees. As you are further aware, it is contemplated that PNC will also serve as the administrator and accounting services agent to the OWF Real Return Fund Ltd., a proposed wholly owned subsidiary of the Fund (the “Subsidiary”), pursuant to a separate agreement (“Fund AAI Agreement”) under which PNC will receive separate compensation for its services.

          To reflect this new arrangement, and to avoid any layering of fees, PNC hereby agrees that the amount of the Fund’s assets invested in the Subsidiary will be excluded from the calculation of the asset-based fee that the Fund pays for administration and accounting services under the Agreements so long as the Fund AAI Agreement remains in effect. This agreement will remain in effect until changed by the mutual agreement of PNC and the Corporation.

Very truly yours,

PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.
By:
Name: Jay F. Nusblatt
Title: Senior Vice President

PNC BUSINESS APPROVAL BY: JAG
DATE: 11/17/08

Accepted and agreed:

OLD WESTBURY FUNDS, INC.
By:
Name:
Title: